

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2011

James A.D. Smith
Chief Executive Officer
Virolab, Inc.
(f/k/a Accelerated Acquisition X, Inc.)
1840 Gateway Drive, Suite 200
Foster City, CA 94404

      Re: Virolab, Inc.
              (f/k/a Accelerated Acquisition X, Inc.)
              Form 8-K
              Filed March 2, 2011
              File No. 000-54059

Dear Mr. Smith:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Kathleen Krebs for

                                    Larry Spirgel
                                    Assistant Director